UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F      ☒ Form 40-F

Explanatory Note

On May 27, 2025, Avino Silver & Gold Mines Ltd. issued a press release announcing (i) the voting results for its Annual General Meeting of shareholders held on Tuesday, May 27, 2025, in Vancouver, British Columbia, Canada, and (ii) the filing of its Final Base Shelf Prospectus to offer and issue up to US$100 million in securities. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Incorporation by Reference

Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference to the registration statement on Form F-10 (File No. 333-287246), as amended, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibits:

99.1	News Release dated May 27, 2025; Avino Reports Voting Results of Its 2025 Annual General Meeting and Elects New Director; Files Final Base Shelf Prospectus

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: May 27, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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